Exhibit 99.1

LOCAFY LIMITED ACN 136 737 767

NOTICE OF GENERAL MEETING

TIME & DATE:	10:00am Tuesday, 26 November 2024 (AWST)

9:00pm Monday, 25 November 2024 (ET)

PLACE:	Online at: meetnow.global/MWWHQ9H

This Notice of Meeting should be read in its entirety. If you are in doubt as to how you should vote, you should seek advice from your professional advisers prior to voting.

important information

TIME AND PLACE OF MEETING

The General Meeting of the Shareholders of Locafy Limited, to which this Notice of Meeting relates to will be held at 10:00am on Tuesday, 26 November 2024 (AWST) | 9:00pm on Monday, 25 November 2024 (ET), online at: meetnow.global/MWWHQ9H.

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

Voting can be conducted in three different ways for the upcoming General Meeting:

1.	As a Shareholder you will be receiving a control number that is connected to your personal holdings of Locafy Limited. This control number will give you access to the online voting platform and will entitle you to vote electronically prior to the meeting.
2.	Included with this notice of meeting will be a proxy card/voting instruction card that can be mailed to Computershare to have your votes tabulated.
3.	Vote in person at the meeting being held on 10:00am on Tuesday, 26 November 2024 (AWST) 9:00pm on Monday, 25 November 2024 (ET).

If you are unable to attend the General Meeting in person and have a specific question that you would like to submit in advance, contact Gateway Investor Relations at LCFY@gatewayir.com.

VOTING ELIGIBILITY

Beneficial holders who hold their Shares under a bank or brokerage account were entitled to receive mailed materials as of Friday, 11 October 2024 (AWST). The record date for beneficial shareholders will be Friday, 11 October 2024 (AWST).

Registered holders who hold their Shares under Computershare were entitled to receive mailed materials as of Friday, 11 October 2024. The record date for registered Shareholders will be 48 hours prior to the meeting; Friday, 22 November 2024 at 10:00am (AWST). All votes will be tabulated based off the Shares held on this date.

The voting cut off for both registered and beneficial holders will be 6:00am Saturday, 23 November 2024 (AWST) 5:00pm Friday 22 November 2024 (ET).

VOTING IN PERSON

To vote in person, attend the General Meeting at the time, date and place set out above.

VOTING BY PROXY

In accordance with section 249L of the Corporations Act, members are advised that:

●	each member has a right to appoint a proxy;
●	the proxy need not be a member of the Company; and
●	a member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Submit proof of your proxy power (“Legal Proxy”) from your broker or bank reflecting your Locafy Limited holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as “Legal Proxy” and be received no later than 5:00pm Thursday, 23 December 2022 (ET) (3 business days in advance of the meeting). You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail:	Computershare
LOCAFY Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

NOTICE OF GENERAL meeting

Notice is given that the General Meeting of Shareholders will be held at 10:00am on Tuesday, 26 November 2024 (AWST) | 9:00pm on Monday, 25 November 2024 (ET), online at meetnow.global/MWWHQ9H.

The Explanatory Statement provides additional information on the matters to be considered at the General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

Terms and abbreviations used in this Notice of Meeting are defined in the Glossary.

BUSINESS OF MEETING – AGENDA

1. FINANCIAL STATEMENTS AND REPORTS

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2024 together with the Directors’ Report and the Auditor’s Report.

2. RESOLUTION 1 – RE-ELECTION OF DIRECTOR – MELVIN TAN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 14.2 of the Constitution and for all other purposes, Melvin Tan, retires by rotation, and being eligible, is re-elected as a Director of the Company.”

3. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – JOHN CHEGWIDDEN

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 14.4 of the Constitution and for all other purposes, John Chegwidden, retires by rotation, and being eligible, is re-elected as a Director of the Company.”

Further information in relation to the Resolutions is set out in the Explanatory Statement below.

By order of the Board

Collin Visaggio

Chairman

Dated: 21 October 2024

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions which are the subject of the business of the Meeting.

1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2024 together with the declaration of the Directors, the Directors’ report and the auditor’s report.

2. RESOLUTION 1 – RE-ELECTION OF DIRECTOR – MELVIN TAN

2.1	General

The Constitution sets out the requirements for determining which Directors are to retire by rotation at an annual general meeting.

Melvin Tan, who has served as a director since 11 August 2016 and was last re-elected on 28 December 2022, retires by rotation and seeks re-election.

2.2	Qualifications and other material directorships

Mr Tan joined Locafy in May 2012 as its Chief Financial Officer and brings over 20 years of corporate leadership to his role. Mr Tan has held senior finance roles in technology companies for the majority of his career, and has experience in growing businesses organically and through strategic acquisition. Mr Tan has worked as a finance executive in both public and private companies as well as a public accounting firm. He is a Fellow Certified Practicing Accountant (FCPA), Fellow Governance Institute Australia (FGIA/FCIA) and holds bachelor degrees in Law and Commerce from the University of Western Australia (LLB, Bcom).

2.3	Independence

If re-elected, the Board considers Mr Tan will not be an independent director due to his executive role within the Company.

2.4	Board recommendation

The Board supports the re-election of Mr Tan and recommends that Shareholders vote in favour of Resolution 1.

3. RESOLUTION 2 – RE-ELECTION OF DIRECTOR – JOHN CHEGWIDDEN

3.1	General

The Constitution requires that any Director appointed as an addition to the existing directors holds office until the next annual general meeting of the Company and is then eligible for re-election.

John Chegwidden, was appointed as a director on 1 June 2024, retires and seeks re-election.

3.2	Qualifications and other material directorships

Mr Chegwidden is a Chartered Accountant with over 35 years of experience in corporate & business advisory, corporate governance & risk, financial management & accounting, corporate funding, IPO’s/RTO’s and shareholder management. Mr Chegwidden holds a senior management role in a business & corporate advisory company based in Perth, Australia. Mr Chegwidden has previously held executive director, non-executive director and company secretary positions on a number of ASX listed companies. He is presently a director of two Australia unlisted public companies, a director of an Australian not-for-profit company in the aged care sector

3.3	Independence

If re-elected, the Board considers Mr Chegwidden will be an independent director.

3.4	Board recommendation

The Board supports the re-election of Mr Chegwidden and recommends that Shareholders vote in favour of Resolution 2.

Glossary

In this Notice of Meeting, the following terms have the following meaning unless the context otherwise requires:

AWST means Australian Western Standard Time, as observed in Perth, Western Australia.

Board means the current board of Directors of the Company.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other public holiday in Western Australia.

Chair means the chair of the Meeting.

Company means Locafy Limited (ACN 136 737 767).

Constitution means the constitution adopted by the Company’s Shareholders by special resolution at the Company’s annual general meeting on 27 November 2019 (and as amended).

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

ET means US Eastern Time.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

General Meeting or Meeting means the meeting convened by the Notice.

Notice or Notice of Meeting means this notice of meeting including the Explanatory Statement and the Proxy Form.

Proxy Form means the proxy form accompanying the Notice.

Resolutions means the resolutions set out in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.